                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 8)(1)

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 16, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 2 of 20 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,489,002
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             4,489,002
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,489,002
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 3 of 20 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,489,002
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             4,489,002
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,489,002
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 4 of 20 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  4,489,002
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                             4,489,002
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,489,002
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 5 of 20 Pages
-----------------------                                   ----------------------

            The following  constitutes  Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 8 amends the
Schedule 13D as specifically set forth.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 4,489,002 Shares owned by Steel
Partners II is $50,233,956.  The Shares owned by Steel Partners II were acquired with partnership funds.

      Item 4 is hereby amended to add the following:

            The  Issuer  and  Steel  Partners  II are  parties  to that  certain
Shareholder  Agreement  dated  February 15, 2005 (the  "Agreement")  pursuant to which,  among other things, a representative  of Steel Partners II was permitted to attend as a non-voting observer all meetings of the Board of Directors of the
Issuer  during the period  beginning on the date of the  Agreement and ending on
February 15, 2007. Effective February 16, 2007, the Issuer and Steel Partners II
entered into an Amended and Restated  Shareholder  Agreement  (the  "Amended and
Restated  Agreement"),  which amends and restates in entirety the  Agreement to, among other  things,  allow Steel  Partners II to continue to exercise its Board observer rights during the period beginning on the effective date of the Amended and Restated  Agreement  until  February 16, 2008 (the  "Holding  Period").  The
Amended and Restated  Agreement also provides that Steel Partners II is required to vote in favor of the  election of the slate of nominees  for  election to the
Issuer's  Board of  Directors  selected  by a majority of the  directors  of the
Issuer at any meeting of shareholders held during the Holding Period,  including the 2007 annual  meeting of  shareholders  (but not the 2008  annual  meeting of shareholders)  in which  directors  of the Issuer are to be  elected.  While the
Amended  and  Restated  Agreement  does  not  prohibit  Steel  Partners  II from purchasing or selling  securities of the Issuer, it does prohibit Steel Partners
II from  taking  specified  actions  during the  Holding  Period,  other than in connection with the 2008 annual meeting of shareholders, as set forth in further detail therein.

            The foregoing  description of the Amended and Restated  Agreement is not  complete  and is qualified in its entirety by reference to the full text of the Amended and  Restated  Agreement,  a copy of which is filed  herewith and is incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

            (a)The aggregate  percentage of Shares reported owned by each person named herein is based upon  56,236,544  Shares  outstanding,  which is the total number of Shares  outstanding as of February 6, 2007 as reported in the Issuer's
Schedule 14A, filed with the Securities and Exchange  Commission on February 16,
2007.

            As of the close of business on February 16, 2007,  Steel Partners II beneficially  owned 4,489,002  Shares,  constituting  approximately  8.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 4,489,002  Shares owned by Steel Partners
II,  constituting  approximately  8.0% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner of Steel Partners II, Warren G.  Lichtenstein  may be deemed to beneficially own the 4,489,002  Shares owned by Steel Partners II,  constituting

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 6 of 20 Pages
-----------------------                                   ----------------------

approximately 8.0% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  4,489,002  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares

      Item 5(c) is hereby amended and restated to read as follows:

            Schedule  A annexed  hereto  lists all  transactions  in the  Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

      Item 6 is hereby amended to add the following:

      Reference  is made to the  Amended  and  Restated  Agreement  defined  and described in Item 4.

      Item 7 is hereby amended to add the following exhibits:

            9.  Amended  and  Restated  Shareholder  Agreement  by  and  between
                GenCorp Inc. and Steel  Partners  II, L.P.,  dated  February 16,
                2007.

            10. Powers of Attorney

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 7 of 20 Pages
-----------------------                                   ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007            STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.,
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        -----------------------------------
                                        Lauren Isenman
                                        As Attorney in Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ------------------------------------
                                        Lauren Isenman
                                        as Attorney In Fact for Warren G.
                                        Lichtenstein, Managing Member

                                    /s/ Lauren Isenman
                                    -----------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney In Fact for Warren G.
                                    Lichtenstein, Individually

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 8 of 20 Pages
-----------------------                                   ----------------------

                                   SCHEDULE A

              Transactions in the Shares During the Past 60 Days
              --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                             Steel Partners II, L.P.
                             -----------------------

           23,500                    $13.75                  12/22/06
           10,909                    $13.75                  01/04/07
           58,200                    $13.71                  01/05/07
           80,801                    $13.50                  01/08/07
           74,600                    $13.58                  01/09/07
           13,400                    $13.48                  01/10/07
            1,300                    $13.65                  01/16/07
          100,100                    $13.64                  01/17/07
          148,700                    $13.60                  01/18/07
            4,392                    $13.59                  01/19/07

                             Steel Partners, L.L.C.
                             ----------------------

                                      None

                             Warren G. Lichtenstein
                             ----------------------

                                      None

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 9 of 20 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                          Page
         -------                                                          ----

1.       Joint Filing Agreement by and between Steel Partners II,          --
         L.P.  and Warren G.  Lichtenstein,  dated as of December
         11, 2002 (previously filed).

2.       Joint Filing  Agreement by and among Steel  Partners II,          --
         L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
         dated as of January 21, 2004 (previously filed).

3.       Letter to the Board of Directors of GenCorp Inc.,  dated          --
         November 11, 2004 (previously filed).

4.       Letter to the Chairman of the Corporate  Governance  and          --
         Environmental / Government  Issues  Committee of GenCorp
         Inc., dated November 2, 2004 (previously filed).

5.       Letter to the Board of Directors of GenCorp Inc.,  dated          --
         November 15, 2004 (previously filed).

6.       Letter to the Board of Directors of GenCorp Inc.,  dated          --
         November 19, 2004 (previously filed).

7.       Shareholder  Agreement by and between Steel Partners II,          --
         L.P.  and  GenCorp   Inc.,   dated   February  15,  2005
         (previously filed).

8.       Joint Press Release, dated February 15, 2005 (previously          --
         filed).

9.       Amended  and  Restated  Shareholder   Agreement  by  and       10 to 17
         between GenCorp Inc. and Steel Partners II, L.P.,  dated
         February 16, 2007.

10.      Powers of Attorney.                                            18 to 20

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 10 of 20 Pages
-----------------------                                   ----------------------

                   AMENDED AND RESTATED SHAREHOLDER AGREEMENT

      This Amended and Restated  Shareholder  Agreement  dated February 16, 2007
(this  "Agreement"),  is by and between GenCorp Inc., an Ohio  corporation  (the
"COMPANY"),  and  Steel  Partners  II,  L.P.,  a  Delaware  limited  partnership
("STEEL"), for itself and its Affiliates (collectively, "SHAREHOLDER").

                                    RECITALS

      A. The Company and  Shareholder  are parties to that  certain  Shareholder
Agreement  dated  February 15, 2005 which  provided for,  among other things,  a representative  of  Shareholder  to be present at all meetings of the  Company's
Board of Directors until February 15, 2007 (the "ORIGINAL AGREEMENT").

      B. The Company and  Shareholder  desire to amend and restate the  Original
Agreement to, among other things, extend the Shareholder's Board observer rights in light of additional corporate governance changes effected by the Company.

      C.  As of the  date  of  this  Agreement,  Shareholder  Beneficially  Owns
4,489,002  shares (the  "OWNED  SHARES")  of Common  Stock,  par value $0.10 per share, of the Company (the "COMMON SHARES").

      NOW,  THEREFORE,  in  consideration of the covenants herein and other good and  valuable  consideration,  the receipt and  sufficiency  of which are hereby acknowledged, the Company and Shareholder hereby agree as follows:

                             SECTION 1. DEFINITIONS

      1.1 CERTAIN  DEFINITIONS.  In addition to any other terms  defined in this
Agreement,  for  purposes  of this  Agreement,  the  following  terms  have  the following meanings when used herein with the initial capital letters:

            (a) "AFFILIATE" has the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

            (b) "ASSOCIATE" has the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

            (c)  "BENEFICIAL  OWNER"  and  "BENEFICIALLY  OWN"  are  defined  in accordance with the term  "beneficial  ownership" as defined in Rule 13d-3 under the Exchange  Act, and a Person will also be deemed to be the  Beneficial  Owner of, and to Beneficially  Own, Common Shares that such Person or any Affiliate of such  Person  has the  right to  acquire  (whether  such  right  is  exercisable immediately  or only  after the  passage  of time)  pursuant  to any  agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

            (d) "BOARD" means the Directors of the Company in their  capacity as such.

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 11 of 20 Pages
-----------------------                                   ----------------------

            (e)  "EXCHANGE  ACT" means the  Securities  Exchange Act of 1934, as amended, and the rules and regulations thereunder.

            (f) "HOLDING  PERIOD" means the period beginning on the date of this
Agreement and ending on February 16, 2008.

            (g) "HOLDING PERIOD  MEETING" means any meeting of the  shareholders of the  Company at which  directors  are to be elected  that is held  during the
Holding Period.

            (h) "OBSERVER" means Warren G.  Lichtenstein or Jack L. Howard or if either  Messrs.  Lichtenstein  or Howard ceases to serve as an Observer or to be affiliated  with the  general  partner of Steel (the "STEEL GP") for any reason, any senior  executive of the Steel GP designated by  Shareholder  and reasonably acceptable to the Company after consultation with the Nominating Committee.

            (i) "PERSON" has the meaning  given to such term in Section  3(a)(9)
of the Exchange Act, as supplemented by the rules and regulations thereunder.

            (j) "2007 ANNUAL  MEETING" means the annual meeting of the Company's shareholders to be held during the 2007 calendar year.

            (k) "2008 ANNUAL  MEETING" means the annual meeting of the Company's shareholders to be held during the 2008 calendar year.

                 SECTION 2. OBSERVER RIGHTS; GOVERNANCE; VOTING

      2.1 OBSERVER. (a) During the Holding Period, the Observer will (1) receive copies  of all  notices  and  written  information  furnished  to the  Board  at substantially  the same  time  they are so  furnished,  (2) be  permitted  to be present at all meetings of the Board (whether by phone or in person), subject to the Chairman of the Board's (the "CHAIRMAN")  right to exclude the Observer from being  present at any executive  session of the Board,  any session in which the chief executive  officer is excused and at any session during which matters that the Chairman  determines in good faith that  Shareholder has an interest that is in addition to or different  from the  interests of the  Company's  shareholders generally,  and (3) be reimbursed  for all  out-of-pocket  expenses  incurred in attending  any such  meeting on the same basis as the  Directors of the Company, but not be entitled  to  Directors'  fees or other  compensation  in  connection therewith.

            (b)  Shareholder  (1)  acknowledges  that the U.S.  securities  laws prohibit  any person  who has  access to  material  nonpublic  information  from trading while in possession of such information or providing that information to others in certain  circumstances,  and agrees to comply with these requirements, and (2) will maintain in strict confidence all nonpublic information it receives whether by virtue of this  SECTION 2.1 or  otherwise;  PROVIDED,  HOWEVER,  that nothing in this clause (2) will prohibit  Shareholder  from  disclosing any such information  to its  attorneys,  accountants  or financial or other  advisors in connection  with its  assessment of its  investment in the Company.  Shareholder will cause all such Persons to maintain the confidentiality of information as if they were direct parties  hereto and be responsible  for any failure by any such
Person to do so.

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 12 of 20 Pages
-----------------------                                   ----------------------

      2.2 VOTING.  At any Holding Period  Meeting  (including at the 2007 Annual
Meeting, but not the 2008 Annual Meeting), Shareholder shall take such action as may be required so that all Common Shares  Beneficially  Owned by Shareholder as
of the record date for such  meeting are voted for the  election of the slate of nominees for election to the Board selected by a majority of the  directors.  On all other matters, Shareholder may vote in its sole discretion as it determines.

      2.3 QUORUM. A  representative  or  representatives  of Shareholder will be present,  in person or by proxy,  at any meeting of  shareholders of the Company during  the  Holding  Period so that all  Common  Shares  Beneficially  Owned by
Shareholder  may be counted for the purpose of  determining  the  existence of a quorum at such meeting.

               SECTION 3. AGREEMENTS REGARDING VOTING AND SECURITIES

      During the Holding  Period,  other than in connection with the 2008 Annual
Meeting:

      3.1 PROXY  SOLICITATIONS.  Subject to SECTION 3.4,  Shareholder  shall not
(and shall not encourage or assist any other Person to), directly or indirectly,
solicit  proxies  or  initiate,   propose  or  become  a   "participant"   in  a
"solicitation"  (as such terms are defined in Regulation  14A under the Exchange
Act)  in  any  "election  contest"  with  respect  to  the  Company's  directors
(regardless  of whether it involves  the election or removal of directors of the
Company).

      3.2 GROUP  PARTICIPATION.  Subject to SECTION 3.4,  Shareholder  shall not
(and shall not assist or encourage any other Person to) form, join or in any way participate  in a group (within the meaning of Section  13(d)(3) of the Exchange
Act) with  respect to any  securities  of the Company with respect to any matter covered in SECTION 3.1 hereof.

      3.3 SHAREHOLDER  MEETINGS.  Subject to SECTION 3.4, Shareholder shall not, directly or  indirectly,  (or assist or encourage  any other Person to,) call or seek to call any  special  meeting of the  Shareholders  of the  Company for the purpose of the election or of the removal of directors of the Company.

      3.4 PERMITTED  ACTIVITY.  Nothing  contained in this Agreement shall limit
Shareholder from taking any of the actions  otherwise  prohibited in SECTION 3.1 of this Agreement in connection with any meeting of shareholders of the Company, other than the  election of directors at a Holding  Period  Meeting,  including,
without  limitation,   nominating  directors,   submitting  business  proposals,
requesting  a  shareholder  list and  related  information,  or taking any other action related to the  solicitation of proxies or written consents or making any public filings or announcements in furtherance thereof.

      3.5 OTHER REQUIREMENTS.  For the avoidance of doubt, the covenants in this
Agreement,  including without  limitation this Section 3, are not intended to be and will not be interpreted as being an approval by the Board of any acquisition of stock by Steel  Partners or its  Affiliates  for purposes of any provision of
Ohio law.

            SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Shareholder as follows:

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 13 of 20 Pages
-----------------------                                   ----------------------

      4.1 CORPORATE  EXISTENCE OF, AND DUE  AUTHORIZATION  AND EXECUTION BY, THE
COMPANY.  The Company is a corporation  duly organized,  validly existing and in good standing under the laws of the State of Ohio, with full corporate power and authority  to execute and deliver  this  Agreement,  to perform its  obligations
hereunder,  and  to  consummate  the  transactions   contemplated  hereby.  This
Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the Company. This Agreement has been duly  executed and  delivered by the Company and  constitutes  a legal, valid and binding obligation of the Company,  enforceable against the Company in accordance with its terms.

      4.2 NO CONFLICTS.  The  execution  and delivery of this  Agreement and the consummation of the  transactions  contemplated  hereby do not conflict with, or result in any  violation  of or default  under,  any  provision  of the  Amended
Articles of Incorporation or Amended Code of Regulations of the Company.

            SECTION 5. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

      Shareholder represents and warrants to the Company as follows:

      5.1 EXISTENCE  OF, AND DUE  AUTHORIZATION  AND EXECUTION BY,  SHAREHOLDER.
Shareholder is a limited  partnership duly organized,  validly existing,  and in good  standing  under the laws of the  State of  Delaware,  with full  power and authority  to execute and deliver  this  Agreement,  to perform its  obligations
hereunder,  and  to  consummate  the  transactions   contemplated  hereby.  This
Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of Shareholder.  This Agreement has been duly executed and delivered by Shareholder  and  constitutes a legal,  valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

      5.2 NO CONFLICTS.  The  execution  and delivery of this  Agreement and the consummation of the  transactions  contemplated  hereby do not conflict with, or result in any violation of or default  under,  any provision of any  partnership agreement or other  constituent  documents of Shareholder or of any agreement or instrument binding upon Shareholder.

      5.3  BENEFICIAL  OWNERSHIP  OF  COMMON  SHARES.  As of the  date  of  this
Agreement,  (a)  Shareholder  Beneficially  Owns the Owned  Shares  and no other securities of the Company,  and (b) to the actual  knowledge of Shareholder,  no
Affiliate of Shareholder  Beneficially  Owns any securities of the Company other than the Owned Shares.

                              SECTION 6. MISCELLANEOUS

      6.1 SPECIFIC  ENFORCEMENT.  The parties acknowledge that the Company would be  irreparably  damaged in the event any provision of this  Agreement  were not performed in accordance with its specific terms or were otherwise  breached.  It is  accordingly  agreed that the Company  will be entitled to an  injunction  or injunctions to prevent  breaches of this Agreement and to  specifically  enforce this Agreement and the terms and provisions  thereof in any action instituted in any court of the  United  States  or any state  thereof  having  subject  matter jurisdiction,  in  addition  to any other  remedy to which  the  Company  may be entitled, at law or in equity.

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 14 of 20 Pages
-----------------------                                   ----------------------

      6.2 MODIFICATION; WAIVER. (a) This Agreement may be modified in any manner and at any time by written instrument executed by the parties and (b) any of the terms,  covenants and  conditions of this Agreement may be waived at any time by the party entitled to the benefit of such term, covenant or condition.

      6.3  NOTICES.   All  notices,   requests,   demands,   claims,  and  other
communications  hereunder will be in writing and will be delivered by electronic mail or facsimile transmission:

            (a)   if to the Company, to:

                  GenCorp Inc.
                  Highway 50 and Aerojet Road
                  Rancho Cordova, California 95670
                  Facsimile:  (916) 351-8665
                  ATTENTION:  Mark A. Whitney, Senior Vice President,
                  General Counsel and Secretary
                  EMAIL:  mark.whitney@gencorp.com

                  with a copy to:

                  Kirkland & Ellis LLP
                  153 East 53rd Street
                  New York, NY 10022-4675
                  Facsimile:  (212) 446-4900
                  ATTENTION:  Stephen Fraidin, Esq.
                  EMAIL:  sfraidin@kirkland.com

            (b)   if to Shareholder, to:

                  Steel Partners II, L.P.
                  590 Madison Avenue
                  32nd Floor
                  New York, New York 10022
                  Facsimile:  (212) 520-2321
                  ATTENTION:  Warren G. Lichtenstein
                  EMAIL: warren@steelpartners.com

                  with a copy to:

                  Olshan Grundman Frome Rosenzweig & Wolosky LLP
                  Park Avenue Tower
                  65 East 55th Street
                  New York, New York 10022
                  Facsimile:  (212) 451-2222
                  ATTENTION:  Steven Wolosky, Esq.
                  EMAIL:  swolosky@olshanlaw.com

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 15 of 20 Pages
-----------------------                                   ----------------------

            (c) or, in each case,  at such other address or to such other Person as may be specified in writing to the other party.

      6.4 PARTIES IN INTEREST; ASSIGNMENT. This Agreement and all the provisions hereof are  binding  upon and will inure to the benefit of the parties and their respective  successors and permitted assigns, but neither this Agreement nor any of the rights,  interests and obligations hereunder may be assigned or delegated by either party without the prior written consent of the other party. Nothing in this  Agreement,  whether  expressed  or implied,  may be  construed to give any
Person  other than the parties  any legal or  equitable  right,  remedy or claim under or in respect of this Agreement.

      6.5  COUNTERPARTS.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which will constitute one and the same instrument.

      6.6 HEADINGS;  REFERENCES.  The section headings of this Agreement are for convenience  of  reference  only and will not be deemed  to alter or affect  the meaning or interpretation of any provisions hereof.  Unless otherwise specified, references to "Sections" are to Sections of this Agreement.

      6.7 GOVERNING  LAW,  ETC.  This  Agreement is governed by and construed in accordance  with  the  internal  laws of the  State of New  York  applicable  to contracts  made and to be performed  therein,  without regard to the conflict of laws  principles.  Each party  submits to  exclusive  jurisdiction  and venue of federal  or state  courts  in New York,  New York and  agrees  not to  institute litigation in any other forums in respect of the  interpretation  or enforcement of this Agreement (except for proceedings to obtain enforcement of an order of a
New York, New York federal or state court).

      6.8  SEVERABILITY.  If one or more of the provisions of this Agreement are held by a court of competent  jurisdiction to be invalid, void or unenforceable, the remainder of the  provisions of this Agreement will remain in full force and effect.

      6.9 NO PRESS RELEASE.  During the Holding  Period,  Shareholder  shall not issue or cause the publication of any press release or other public announcement with respect to this Agreement without the prior written consent of the Company;
PROVIDED, HOWEVER, that Shareholder may file an amendment to its Schedule 13D or other filing  required by  applicable  securities  law or the rules of any stock exchange  disclosing  the terms of this Agreement and including the Agreement as an exhibit thereto without the prior written consent of the Company.

      6.10  SURVIVAL.   The  provisions  of  Section  2.1(b)  will  survive  the
termination of this Agreement and/or the expiration of the Holding Period.

      6.11  EXPENSES.  All  expenses  incurred  by or on behalf  of the  parties hereto,  including,  without  limitation,  all  fees  and  expenses  of  agents, representatives,  and counsel  employed by the parties hereto in connection with the preparation of this Agreement,  shall be borne solely by the party who shall have  incurred  such  expenses,  and the other party shall have no  liability in respect thereof.

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 16 of 20 Pages
-----------------------                                   ----------------------

      6.12  ORIGINAL  AGREEMENT.  The  Original  Agreement  is null and void and superseded and replaced in its entirety by this Agreement.

                         [Signatures on following page]

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 17 of 20 Pages
-----------------------                                   ----------------------

      IN WITNESS  WHEREOF,  each party has caused its respective duly authorized representative to execute this Amended and Restated Shareholder  Agreement as of the date first above written.

                                  GENCORP INC.

                                   By: /s/ Terry L. Hall
                                       ---------------------------------------
                                       Terry L. Hall, President and
                                       Chief Executive Officer

                                  STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C., its General
                                       Partner

                                   By: /s/ Warren G. Lichtenstein
                                       ---------------------------------------
                                       Warren G. Lichtenstein, Managing
                                       Member

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 18 of 20 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein          Managing Member
    --------------------------
    Warren G. Lichtenstein          /s/ Warren G. Lichtenstein
    Managing Member                 --------------------------
                                    Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 19 of 20 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein          Managing Member
    --------------------------
    Warren G. Lichtenstein          /s/ Warren G. Lichtenstein
    Managing Member                 --------------------------
                                    Warren G. Lichtenstein

-----------------------                                   ----------------------
CUSIP No. 368682100                   13D                    Page 20 of 20 Pages
-----------------------                                   ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1.    Execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2.    Do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3.    Take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 27th day of December, 2006.

STEEL PARTNERS II, L.P.             STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.          By: /s/ Warren G. Lichtenstein
    General Partner                     --------------------------
                                        Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein          Managing Member
    --------------------------
    Warren G. Lichtenstein          /s/ Warren G. Lichtenstein
    Managing Member                 --------------------------
                                    Warren G. Lichtenstein